Exhibit 99.1

Pembina Pipeline Corporation Advances Phase III Pipeline Expansion

Regulatory application marks project milestone

CALGARY, Sept. 4, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it has filed the necessary regulatory applications to the Alberta Energy Regulator ("AER") for its Fox Creek, Alberta to Namao Junction, Alberta segment of its previously announced $2 billion Phase III pipeline expansion (the "Phase III Expansion").

The Fox Creek to Namao Junction project (the "Project") consists of a new, 24" diameter pipeline that will span approximately 270 kilometres in length. The pipeline will originate from a tie-in point located at Pembina's existing pump station at Fox Creek and terminate at a tie-in point located at Pembina's existing facility at Namao Junction. Pembina expects this segment to have an initial capacity of 320,000 barrels per day ("bpd") and an ultimate capacity of over 500,000 bpd with the addition of midpoint pump stations. As part of the Project, Pembina has also completed consultation related to, and applied to the AER for, an additional 16" diameter pipeline from Fox Creek to Namao (this filing was submitted at the same time as the 24" pipeline). The Company's decision to construct this second 16" pipeline is pending commercial support as of the date of this release. Pembina expects to make a decision on the second pipeline later this year.

"We are very excited to reach this milestone for the core component of our Phase III Expansion," said Jason Wiun, Pembina's Vice President, Conventional Pipelines. "The proposed pipeline from Fox Creek into Namao will be constructed using existing rights-of-way where possible to minimize impact on the land and environment. At the outset of the Project, we committed to filing our regulatory applications at the beginning of September, and we've delivered on that promise. We look forward to continuing to work with the AER, local communities, stakeholders and Aboriginal communities as we advance this Project."

Subject to regulatory approval, Pembina expects the Project to be in-service between late-2016 and mid-2017.

Pembina will provide information updates during the development of the Project and, if approved, during implementation so that stakeholders, communities, First Nations and other groups or individuals with interests in the area are informed of the Company's activities. Pembina has a strong reputation for constructing and operating facilities which meet or exceed AER safety and environmental protection regulations and guidelines, and the Company is committed to responsible development throughout the life of this and all its projects.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "expand", "would", "plans" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, and operations with respect to the Phase III Expansion; expectations regarding future demand for transportation services; and expectations regarding supply and demand factors. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the Phase III Expansion; that Pembina will obtain required regulatory approvals on a timely basis; maintenance of operating margins; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); future acquisitions, growth and growth potential in Pembina's operations; additional throughput potential on additional connections and other initiatives on the Conventional Pipelines systems; expected Phase III Expansion start-up and construction dates; and future financing capability and sources.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of material risk factors including, but not limited to: the regulatory environment and decisions, and the inability to obtain required regulatory approvals; the impact of competitive entities and pricing; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including increased environmental regulation; unexpected increases in capital costs for the Phase III expansion; adverse general economic and market conditions in Canada, North America and elsewhere; lower than anticipated results of operations and accretion from Pembina's business initiatives; and the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

Media Inquiries:
Laura Lunt
Senior Manager, Regulatory, Environment & External Relations
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 17:22e 04-SEP-14